FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of September 2006

Commission File Number 000-51141

DRYSHIPS INC.

80 Kifissias Avenue

Amaroussion 15125, Athens Greece

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [_]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [_]       No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-______________.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 1 is a copy of the Press Release of  DryShips, Inc. dated  September 22, 2006.

DryShips Inc. to Present

at the Jefferies Shipping Conference in New York

Athens, Greece, September 22, 2006- DryShips Inc. (NASDAQ: DRYS), an owner and operator of dry bulk carriers and a provider of worldwide seaborne transportation services for dry bulk cargoes, announced today that Christopher Thomas, the company’s CFO, will be presenting at the Jefferies Third Annual Shipping Conference, which will take place in New York City on Wednesday, September 27, 2006 at 9:15AM EDT.

A live audio webcast of DryShips’ presentation will be available on the Jefferies website at www.wsw.com/webcast/jeff13/drys/.  A PDF version will also be available on the DryShips corporate website at www.dryships.com in the Investor Relations section.

About DryShips Inc.

DryShips Inc., based in Greece, is an owner and operator of drybulk carriers that operate worldwide. As of the day of this Release, DryShips owns a fleet of 29 drybulk carriers consisting and has entered into agreements to acquire 5 additional vessels. Following delivery of these five vessels, DryShips fleet will consist of a total of 34 vessels and including 4 Capesize, 27 Panamax and 3 Handymax vessels with an aggregate carrying capacity of approximately 2.75 dwt and an average age of 10.5 years.

DryShips Inc.'s common stock is listed on NASDAQ National Market where it trades under the symbol "DRYS".

Forward-Looking Statement

Matters discussed in this release may constitute forward-looking statements. Forward-looking statements reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The forward-looking statements in this release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in our records and other data available from third parties. Although DryShips Inc. believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, DryShips Inc. cannot assure you that it will achieve or accomplish these expectations, beliefs or projections.

Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including changes in charterhire rates and vessel values, changes in demand that may affect attitudes of time charterers to scheduled and unscheduled drydocking, changes in DryShips Inc.' operating expenses, including bunker prices, dry-docking and insurance costs, or actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents and political events or acts by terrorists.

Risks and uncertainties are further described in reports filed by DryShips Inc. with the US Securities and Exchange Commission.

Visit our website at www.dryships.com

Company Contact:

Christopher J. Thomas

Chief Financial Officer

DryShips Inc.

Tel. 011-30-210-809-0570

E-mail: management@dryships.com

Investor Relations / Media:
Nicolas Bornozis
Capital Link, Inc. (New York)
Tel. 212-661-7566
E-mail: nbornozis@capitallink.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DryShips Inc.

---------------------------------

(Registrant)

Dated:  September 22, 2006

By: /s/ Christopher J. Thomas

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Christopher J. Thomas

Chief Financial Officer

Endnotes